Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kari Gran Inc.
1735 Westlake Ave. N. Suite 110
Seattle, WA 98109
karigran.com

Up to $1,069,999.70 in Common Stock at $0.77
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Kari Gran Inc.
Address: 1735 Westlake Ave. N. Suite 110, Seattle, WA 98109
State of Incorporation: DE
Date Incorporated: September 27, 2018

Terms:

Equity

Offering Minimum: $9,999.99 | 12,987 shares of Common Stock
Offering Maximum: $1,069,999.70 | 1,389,610 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.77
Minimum Investment Amount (per investor): $249.48

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the second 7 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the third 7 days and receive an additional 10% bonus shares.

Amount-Based:

($500+) The Better Balm Tier

15% discount on all products for 1 year

($1,000+) The Magic Mini Kit Tier

20% discount on all products for 1 year

Access to the Private Investor Group with quarterly updates on financials, new product trials, and trends conducted by email or video conferencing.

($2,500+) The Essential SPF Tier

25% discount on all products for 1 year

Access to the Private Investor Group with quarterly updates on financials, new product trials, and trends conducted by email or video conferencing.

($5,000+) The Hydrating Duo Tier

30% discount on all products for 1 year

5% Bonus Shares

Access to the Private Investor Group with quarterly updates on financials, new product trials, and trends conducted by email or video conferencing.

($10,000+) The Mighty Big 3 Tier

40% discount on all products for 1 year

10% Bonus Shares

Access to the Private Investor Group with quarterly updates on financials, new product trials, and trends conducted by email or video conferencing.

($20,000+) The Complete KG System Tier

50% discount on product for 1 year

15% Bonus Shares

Access to the Private Investor Group with quarterly updates on financials, new product trials, and trends conducted by email or video conferencing, and a private skincare/makeup consultation for 1 with founder Kari Gran.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Kari Gran will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.77 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $77. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Kari Gran Inc. ("Kari Gran" or the "Company") is a C-corporation organized under the laws of the State of Delaware. The company manufactures and sells all-natural skincare, lip, and make-up products. The company's business model is focused on direct sales to customers with approximately 75% of sales going through its own website. In addition, the Company is developing a growing business through Amazon, along with a network of department stores, independent clean-beauty retailers, and small salons and spas.

Kari Gran is a vertically integrated company. Ingredients are sourced directly from growers and distributors of natural plant-based products; formulated and bottled in our laboratory in Seattle, and shipped by the company directly to consumers and wholesalers.

The Company was a pioneer in the early years of the clean-beauty industry, and enjoys a unique market position focused on a large and underserved segment of the population; women over-40 seeking a simple and clean solution to dry skin due to aging and menopause.

Kari Gran Inc. was initially organized as Wheels Up LLC, a Washington limited liability company on January 20, 2011, and converted to a Delaware corporation on September 27, 2018.

The Company does not possess any specific patents for its products, as it believes differentiation is better assured by maintaining secrecy around its formulations and manufacturing processes.

Competitors and Industry

Clean beauty is the fastest-growing segment of the beauty industry. Total U.S. dollar volume for the clean-beauty category in 2020 was over $5.4-billion, and it is expected to grow at a compound annual rate of over 12% through 2027.*

* Brand Essence Research - https://brandessenceresearch.com/consumer-goods/clean-beauty-market-size)

Buried within the bigger statistics has been the rise of small, independent brands finding success by focusing on unique niches within the category. This has led to a highly fragmented market with no clear leader. In a January 2022 Kari Gran customer survey, we learned that prior to becoming Kari Gran users, our most loyal customers came to us from over 70 competing brands, with no one brand representing more than 3% of the total. Unlike traditional beauty, where a handful of monolithic companies dominate distribution, clean beauty is being led by small independent brands, each one focused on its own unique niche.

In a March 4, 2021 article in *Forbes*, it was reported that "*... over the past decade, small, niche brands known as indie-beauty brands have been growing stealthily. In a 2017 report on the cosmetics industry, Deloitte found that, "small is the new big," noting that, "global brands are losing share as small brands and disruptors are gaining.*"**

Key competitors in the green beauty space include:

Maya Chia https://mayachia.com/

Kahina https://kahina-givingbeauty.com/

May Lindstrom (much higher price point but small line) https://www.maylindstrom.com/

One Love Organics https://shop.oneloveorganics.com/collections/face

Henne Organics https://henneorganics.com/

Olio E Osso https://www.olioeosso.com/

**https://www.forbes.com/sites/columbiabusinessschool/2021/03/04/the-quiet-quick-rise-of-indie-beauty-brands/?sh=3d88939732c1

Current Stage and Roadmap

Kari Gran Inc. has developed a fully-developed product line with thousands of customers, high repeat-purchase rates, a mature high-function eCommerce website, and broad-based retail distribution; virtually all US-based.

The company recently received approval to market its skincare products in Canada and the European Union. In addition, the Company is developing a slate of new products for roll-out in 2022.

In 2021 the company made significant investments in capacity and expertise. As a result of these investments, the company is ready to scale rapidly. The emphasis for 2021 will be on accelerating growth by expanding marketing efforts across paid media, organic social media, influencers, and public relations.

The Team

Officers and Directors

Name: Lisa Strain

Lisa Strain's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Director
  Dates of Service: January 01, 2011 - Present
  Responsibilities: Set the overall strategic direction for the company, establish budget and financial targets, and manage the team to deliver results. Lisa's salary is $100,000/year. She holds 5,400,000 common shares and 1,111,110 preferred shares in the company.

Name: Kari Gran

Kari Gran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Product Officer and Director
  Dates of Service: January 01, 2011 - Present
  Responsibilities: Develop product formulations, oversee manufacturing and shipping, and serve as the public face of the company. Kari's salary is $100,000/year. She holds 3,600,000 common shares in the company.

Name: Clark Kokich

Clark Kokich's current primary role is with LiveRamp. Clark Kokich currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Treasurer
  Dates of Service: September 27, 2018 - Present
  Responsibilities: Manage the capitalization of the company. Clark is an unpaid consultant, although he is the husband of Lisa Strain so indirectly has an interest in her ownership in the company.

Other business experience in the past three years:

- **Employer:** LiveRamp
  Title: Chairman, Board of Directors
  Dates of Service: April 01, 2009 - Present
  Responsibilities: Lead the Board of Directors

Other business experience in the past three years:

- **Employer:** Periscope Equity
  Title: Operating Partner
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Advise the company on potential acquisition candidates.

Other business experience in the past three years:

- **Employer:** Xembly
  Title: Member, Board of Directors
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Serve on the board of directors

Name: Laura Kirkland

Laura Kirkland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** eCommerce and Marketing Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Develop and manage all website functions, including marketing the brand to customers. Laura is paid $130,000/year and holds 125,000 options

in the company.

Name: Brent Turner

Brent Turner's current primary role is with Chief Operating Officer, Rover.com. Brent Turner currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: February 08, 2022 - Present
  Responsibilities: Serve as the non-management independent member of the board of directors. Brent does not receive salary. He is compensated with 150,000 options. He also holds 69,767 preferred shares in the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Kari Gran Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beauty industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one business category, clean-beauty products. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising

and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other clean beauty companies. Our business growth depends on the market interest in Kari Gran over other similar products.

We are an early stage company and have not yet generated any profits
Kari Gran was formed in January of 2011and has not yet generated profits. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kari Gran has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including supply of key ingredients, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service on karigran.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on karigran.com could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Change in beauty trends
The Company has benefited by significant macro trends in the market, including a move to clean beauty, as well as the success of small, independent beauty brands. If these trends should change in the future, it may have a negative impact on the Company's business.

Loss of differentiation
The Company has enjoyed strong marketplace differentiation as a result of its proprietary formulations and processes. If at some time in the future other better-funded companies are able to duplicate these products, it may have a negative impact on the business.

Changing consumer trends
Plant-based oils are a growing segment of the beauty business, enjoying a growing acceptance within a wide range of consumer audiences. A change in these consumer preferences could have a negative impact on the business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lisa Strain	5,400,000	Common Stock	40.99%
Lisa Strain	1,111,110	Preferred Stock	
Kari Gran	3,600,000	Common Stock	22.66%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,389,610 of Common Stock.

Common Stock

The amount of security authorized is 20,893,759 with a total of 9,678,000 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held. Please see voting rights of securities sold in this offering below.

Material Rights

The total number of shares outstanding on a fully diluted basis,14,255,092 shares, includes 9,678,000 shares of Common Stock (which consists of 9,000 shares of Common Stock and 678,000 options and RSUs issued and outstanding) and 4,577,092 shares of Preferred Stock.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 4,577,092 with a total of 4,577,092 outstanding.

Voting Rights

Voting Rights: Series Seed Preferred have the number of votes on all matters presented to stockholders equal to the number of shares of Common Stock they can convert to. The holders of Series Seed Preferred will vote together with the Common Stock and not as a separate class on all matters except the following or as required by Delaware law. So long as at least 50% of the shares of Series Seed Preferred issued in connection with this offering are outstanding, the Company will not, without the approval of the holders of a majority of the Series Seed Preferred do the following: (i) alters or changes the rights, preferences or privileges of the Series Seed Preferred, (ii) increases or decreases the number of authorized shares of Series Seed Preferred, (iii) authorizes (by reclassification or otherwise) or issues any new class or series of shares (or any security exercisable for or convertible into such shares) having rights, preferences or privileges senior to or on parity with the Series Seed Preferred, (iv) amends the Company's Certificate of Incorporation or bylaws in any manner that adversely affects the Series Seed Preferred, (v) redeems or repurchases shares (excluding Common Stock repurchased at the lower of fair market value or cost upon termination of an officer, employee, director or consultant pursuant to a restricted stock purchase agreement), (vi) effects a corporate event or other transaction that constitutes a liquidation; or (vii) enter into or amend any transaction with any of the Company's executive officers, directors or their affiliates, other than those in the ordinary course of business, unless approved by the Board.

Material Rights

1,925,926 shares of Preferred Stock are designated as Series Seed-1 Preferred Stock and 2,651,166 shares of Preferred Stock are designated as Series Seed-2 Preferred Stock.

1x preference rights. Broad-based weighted average anti-dilution and standard Drag-along, Tag-along, ROFR, Co-Sale, Registration, and Conversion rights.

For additional details regarding the material rights of the Preferred Stock, please refer to the Fourth Amended and Restated Certificate of Incorporation attached as Exhibit F.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,179,999.68
  Number of Securities Sold: 4,577,092
  Use of proceeds: Working capital, marketing, and inventory.
  Date: February 18, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2020 was $1,653,896, up approximately 17% compared to fiscal year 2019 revenue of $1,373,558. eCommerce sales were up 28%, which was offset by a corresponding decrease in wholesale sales to our retail partners as a result of the pandemic. In addition, we saw a significant decrease in sales of our lip products as women were wearing masks in most parts of the country. We believe the end of the pandemic will lead to sales of more lip products, as well a resurgence of retail sales volume through the end of the year, particularly heading into the 2022 holiday season.

Cost of sales

Cost of sales increased somewhat faster than revenue, coming in at $453,972 for 2021. This was a result of increased shipping costs, particularly from the U.S. post office, as well as a decline in sales of Lip Whip, our highest-margin product.

Gross Margins

2021 gross profit of $1,199,924 yielded a gross profit margin of 73%, a decline of 5 basis points from our gross profit margin of 78% in 2020. We plan to implement targeted price increases in the spring of 2022 in order to offset the impact of higher shipping costs, and we believe we will see a resurgence of sales of our more profitable Lip Whip products as women return to the office and widespread mask-wearing comes to an end.

<u>Expenses</u>

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses, plastic offsets, and charitable giving. Expenses in 2021 increased to $1,789,434. Marketing expenses declined someone as we refined our eCommerce marketing programs. We did, however, see a 35% increase in salaries and benefits as we staffed up in order to support rapid scaling in 2022 and beyond.

Historical results and cash flows:

We believe long-term gross margins will be in the range of 70% to 75%, which will provide excellent financial leverage as revenue scales. We believe the Company has the ability to quickly move to breakeven, but we intend to increase our marketing and sales investment in 2022, which will continue to delay profitability in the short term. We believe the growth opportunity requires continued investment in order to realize maximum long-term revenue and profit.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $153,881.79 cash on hand, along with $60,000 available credit with PayPal. In addition, the founder, Lisa Strain, has the ability to lend the company up to $200,000 to fund short-term shortfalls if any arise due to the timing of the crowdfunding effort.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical in order to invest in marketing and inventory to support ambitious growth goals. If the crowdfunding does not reach the maximum amount, we have the ability to scale back overhead and marketing significantly, operating at a breakeven at our current revenue run rate.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company is viable at the current revenue run rate by scaling back overhead and marketing expenses. The money raised in this crowdfunding offering will be used to meet ambitious growth goals.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company can operate indefinitely if we raise the minimum amount. This will be achieved by scaling back overhead and marketing expenses. These two categories amounted to $1,789,434 in 2021. We can operate the company at current revenue run rates with ongoing expenses of $1,200,000/year.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate the company indefinitely if we raise the maximum funding goal. We project the company will grow at a rate sufficient to achieve breakeven in 2023.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We expect to raise further funds in the future in order to support continued growth. Those funds may come from another crowdfunding campaign, a private placement, or a venture capital infusion.

Indebtedness

- **Creditor:** PayPal
  Amount Owed: $86,790.00
  Interest Rate: 10.0%
  Maturity Date: November 03, 2022
  The original balance was $125,000 with a fixed interest fee of $12,532. The loan is paid back over 52 weeks in equal weekly payments of $2,645.

- **Creditor:** Seattle Bank
  Amount Owed: $500,000.00
  Interest Rate: 4.75%
  Maturity Date: May 01, 2022
  Interest rate is prime + 1.50%. The loan is backed by a personal guarantee from Kari Gran and Lisa Strain.

Related Party Transactions

- **Name of Entity:** Westlake Tower LLC
  Names of 20% owners: Lisa Strain and Clark Kokich
  Relationship to Company: Westlake Tower is owner of the building in which Kari Gran Inc maintains its headquarters, manufacturing, and shipping operations.
  Nature / amount of interest in the transaction: Kari Gran pays Westlake Tower LLC $6,000 per month in order to lease approximately3,400 square feet of space.
  Material Terms: The lease is at a fixed rate with no scheduled increases, running through December of 2024, with an optional one-year extension at the same rate.

Valuation

Pre-Money Valuation: $10,976,420.84

Valuation Details:

We have established a pre-valuation of $10,976,420.84 for Kari Gran, Inc. This valuation is based on the current stage and size of the business, as well as a comparison of Kari Gran to other successful companies on the StartEngine platform.

We believe Kari Gran is an established leader in the clean-beauty category with a wide and proven product line; strong eCommerce business; growing Amazon business; and distribution in leading department stores and specialty clean-beauty retailers. Furthermore, 2021 revenues were $1.65 million.

The valuation of the company has several components.

• The size of the green beauty business is projected to double in size to over $11-billion by 2027.

• The growing market share commandeered by small, independent beauty companies.

• The broad, established product line, including 91 SKUs in 7 different product categories.

• The loyalty of the existing customer base, which accounted for 68% of total sales in 2021, and is underpinned by over 7,000 verified 5-star reviews.

• The success of the companies primarily direct-to-consumer model, with approximately 75% of sales coming from the karigran.com website.

• The broad distribution enjoyed by the company, including a growing business on Amazon, distribution in the three key green beauty retailers (Credo, Follain, DeTox Market), as well as distribution through online stores of Macy’s, Saks, and Grove Collaborative.

• The visibility of founder Kari Gran within the industry and with consumers.

• The highly active M&A activity in the sector, with valuations often running in excess of 5x to 6x multiple of revenues.

The Company set its valuation internally without a formal-third party independent evaluation.

The total number of shares outstanding on a fully diluted basis,14,255,092 shares, includes 9,678,000 shares of Common Stock (which consists of 9,000 shares of Common Stock and 678,000 options and RSUs issued and outstanding) and 4,577,092 shares of Preferred Stock.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  70.0%
  Expand marketing efforts into new channels. These include affiliate marketing, podcasts, webinars, public relations, and text messaging.

- *Inventory*
  24.5%
  Increase investment in raw materials to support higher inventory levels due to growth. This will include purchase of raw ingredients, bottles, and packaging.

If we raise the over allotment amount of $1,069,999.70, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  70.0%
  Expand marketing efforts into new channels. These include affiliate marketing, podcasts, webinars, public relations, and text messaging.

- *Working Capital*
  20.0%
  Provide liquidity to support continued investment in the business as we scale toward profitability. To be used primarily to support accounts receivable from wholesale customers.

- *Inventory*

4.5%
Provide for acquisition of inventory to support continued growth. This will include purchase of raw ingredients, bottles, and packaging.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at karigran.com (Under Company Information).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/karigran

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kari Gran Inc.

[See attached]

KARI GRAN, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Kari Gran, Inc.
Seattle, Washington

We have reviewed the accompanying financial statements of Kari Gran, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 11, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	233,796	$	34,890
Acccount receivables, net		29,363		53,840
Inventories		159,036		201,275
Prepaids and other current assets		311		-
Total current assets		**422,506**		**290,005**
Property and equipment, net		56,374		59,764
Intangible assets		4,757		10,507
Total assets	**$**	**483,637**	**$**	**360,276**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	71,908	$	83,954
Current portion of loans and notes		562,714		22,272
Other current liabilities		5,386		6,004
Total current liabilities		**640,008**		**112,230**
Promissory notes and loans		-		202,351
Simple agreement for future equity (SAFEs)		-		-
Total liabilities		**640,008**		**314,581**
STOCKHOLDERS EQUITY				
Common stock		900		900
Series seed- 1 preferred stock		183		109
Series seed- 2 preferred stock		265		265
Additional paid in capital		2,148,766		1,740,005
Retained earnings/(Accumulated deficit)		(2,306,485)		(1,695,584)
Total stockholders' equity		**(156,371)**		**45,695**
Total liabilities and stockholders' equity	**$**	**483,637**	**$**	**360,276**

See accompanying notes to financial statements.

KARI GRAN INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 1,653,896	$ 1,373,558
Cost of goods sold	453,972	305,365
Gross profit	1,199,924	1,068,193
Operating expenses		
General and administrative	1,129,338	842,960
Sales and marketing	660,096	700,062
Total operating expenses	1,789,434	1,543,022
Operating income/(loss)	(589,510)	(474,829)
Interest expense	21,511	24,279
Other loss/(income)	(119)	(119,106)
Income/(Loss) before provision for income taxes	(610,901)	(380,002)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (610,901)**	**$ (380,002)**

See accompanying notes to financial statements.

KARI GRAN INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common stocks		Series seed- 1 preferred stock		Series seed- 2 preferred stock		Additional paid in capital	Retained earnings/ (Accumulated deficit)	Total shareholder equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	9,000,000	$ 900	-	$ -	-	$ -	$ 2,256	$ (1,315,582)	$ (1,312,426)
Issuance of stocks	-		1,092,593	$ 109	2,651,166	$ 265	$ 1,729,625		$ 1,730,000
Share-based compensation							8,123		$ 8,123
Net income/(loss)								(380,002)	$ (380,002)
Balance—December 31, 2020	9,000,000	900	1,092,593	109	2,651,166	265	1,740,005	$ (1,695,584)	$ 45,695
Issuance of stocks	-	-	740,740	74	-	-	399,926		400,000
Share-based compensation							8,835		8,835
Net income/(loss)								(610,901)	(610,901)
Balance—December 31, 2021	**9,000,000**	**$ 900**	**1,833,333**	**$ 183**	**2,651,166**	**$ 265**	**$ 2,148,766**	**$ (2,306,485)**	**$ (156,371)**

See accompanying notes to financial statements.

KARI GRAN INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(610,901)	$	(380,002)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		3,390		3,675
Amortization of intangibles		5,750		5,750
Share-based compensation		8,835		8,123
Changes in operating assets and liabilities:				
Account receivables, net		24,477		16,189
Inventory		42,239		(68,428)
Prepaid expenses		(311)		-
Account payables		(12,046)		11,248
Other current liabilities		(618)		1,111
Net cash provided/(used) by operating activities		**(539,186)**		**(402,333)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		400,000		590,000
Borrowing on promissory notes and loans		338,092		224,623
Repayment of promissory notes and loans		-		(451,932)
Net cash provided/(used) by financing activities		**738,092**		**362,690**
Change in cash		198,906		(39,643)
Cash—beginning of year		34,890		74,533
Cash—end of year	**$**	**233,796**	**$**	**34,890**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	21,511	$	24,279
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Kari Gran Inc. was incorporated on September 27, 2018, in the state of Delaware. The financial statements of Kari Gran Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

Kari Gran Inc. is a skincare company that is built around a small number of essential, oil-based products that they personally researched, developed, and tested. All products are made using organic, naturally derived, wild harvested, and non-GMO ingredients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, assets, and packaging which are determined using a FIFO (First In, First Out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired, or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5-7 years
Leasehold Improvements	15-40 years

Intangible Assets

Company's intangibles include website design and development costs. It will be amortized over the expected period to be benefitted which may be as long as 10 years.

Income Taxes

Kari Gran Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with The Financial Accounting Standards Board (FASB) The Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale, and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its skincare products.

Cost of sales

Costs of goods sold include the cost of materials, ingredients, manufacturing, research, packaging, freight, and shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $660,096 and $700,062, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 11, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. Accounting Standards Updates (ASU) 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Inventory Asset	130,637	149,982
Inventory Packaging	10,274	22,061
Inventory Raw Materials	18,125	29,232
Total Inventories	**$ 159,036**	**$ 201,275**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Furniture and Equipment	$	54,846	$	54,846
Leasehold Improvements		76,167		76,167
Property and Equipment, at Cost		**131,013**		**131,013**
Accumulated depreciation		(74,639)		(71,249)
Property and Equipment, Net	**$**	**56,374**	**$**	**59,764**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $3,390 and $3,675 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Website Design & Developement	$	51,751	$	51,751
Intangible assets, at cost		**51,751**		**51,751**
Accumulated amortization		(46,993)		(41,243)
Intangible assets, Net	**$**	**4,757**	**$**	**10,507**

Amortization expenses for intangible assets for the fiscal year ended December 31, 2021, and 2020 were in the amount of $5,750 and $5,750 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense	
2022	$	4,757
2023	-	
2024	-	
2025	-	
Thereafter		
Total	**$**	**4,757**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares of common stock with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 9,000,000 shares of common stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 1,842,593 shares of Series Seed-1 Preferred Stocks and 2,651,166 of Series Seed-2 Preferred Stocks, with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 1,833,333 shares of Series Seed-1 Preferred Stocks and 2,651,166 of Series Seed-2 Preferred Stocks have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,400,000 shares of its common stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	275,000	$	0.08	-
Granted	53,000			
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2020	328,000	$	0.08	8.07
Exercisable Options at December 31, 2020	328,000	$	0.08	8.07
Granted	25,000	$	-	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2021	353,000	$	0.08	7.07
Exercisable Options at December 31, 2021	353,000	$	0.08	7.07

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $8,835 and $8,123, respectively.

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtednes s
PayPal Loan	$ 22,272	10.03%	Paid off							$ 6,304	$ 6,304	$ 22,272		$ 22,272
PayPal Loan	$ 125,000	10.03%	10/21/2021	10/21/2022	$ 3,785	$ 3,785	$ 105,041	$ -	$ 105,041					
Seattle Bank - Business Loan Agreement	$ 500,000	4.75%	12/28/2018	5/1/2022	$ 17,599	$ 17,599	$ 457,673		$ 457,673	$ 10,471	$ 10,471		$ 202,351	$ 202,351
Total					$ 21,384	$ 21,384	$ 562,714	$ -	$ 562,714	$ 16,775	$ 16,775	$ 22,272	$ 202,351	$ 224,623

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	562,714
2023		-
2024		-
2025		-
2026		-
Thereafter		-
Total	**$**	**562,714**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(167,998)	$	(134,878)
Valuation Allowance		167,998		134,878
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(608,018)	$	(440,020)
Valuation Allowance		608,018		440,020
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,158,625 and the Company had state net operating loss ("NOL") carryforwards of approximately $2,158,625. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

The Company is at one location in a building leased by Lisa Strain and Clark Kokich. Rent is paid monthly to Westlake Tower LLC at a rate of $6,000/month.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered operating lease for commercial real estate on December 14th, 2021, with WestLake Tower LLC for period of 36 months. As defined by the terms of lease, the commencement day should be January 1st, 2022, or such earlier or later date as provided in the contract. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 72,000
2023	72,000
2024	72,000
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 216,000**

Rent expenses were in the amount of $24,000 and $2,000 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 11, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $589,510, an operating cash flow loss of $539,186 and liquid assets in cash of $233,796, which is less than a year worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital, as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Kari Gran

Women-owned, clean, sustainable skincare.


kari gran
Healthy skin is happy skin

Website | Seattle, WA | CONSUMER PRODUCTS | E-COMMERCE

Kari Gran Skincare is a pioneer in the rapidly-growing clean beauty business, headed by passionate female founders disrupting the category with differentiated products targeting an underserved market; women 40+ experiencing dry skin due to menopause. We know the stresses and challenges that come with dry skin, but more importantly, we also know the solution.

$0.00 raised

0 Investors	$11M Valuation
$0.77 Price per Share	$249.48 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- We are pioneers in the burgeoning clean skincare industry with an established line of premium products that are organic, naturally derived, and non-GMO. Our customers are wildly loyal and repeat purchases accounted for 68% of revenue in 2021.
- We have maintained strong financial progress and momentum with over $8.5 million in sales-to-date, and the ability to scale rapidly.
- Kari Gran fills a significant gap in the market. There are 83-million women over the age of 40 in the U.S. alone, and they're looking for solutions for their changing skin due to natural estrogen depletion.*

*Information provided by Statista (source)

OVERVIEW

Kari Gran Skincare is a woman-owned and operated business. We have a deep understanding of our customers' hopes, dreams, and desires because they're the same as ours. We're passionate about bringing high-quality products, honesty, and transparency to an oversaturated industry.


Kari Gran Skincare is a thriving, market-proven product ready to scale in the world of clean and natural skincare.

Founders Lisa Strain and Kari Gran


01:00

We are pioneers in the clean beauty business with a line of differentiated products targeting a largely ignored market; women over 40. Our broad appeal and revolutionary skin solutions have already created a loyal customer base.


A little (skin)caring
goes a long way.
Sustainably conscious
Natural, organic ingredients
Cruelty free
Woman-owned & operated

THE PROBLEM

Anti-aging skin products on the market overpromise and underdeliver.

A lifetime of advertisements for miracle products that claim to take 20 years off overnight have created healthy skepticism around anti-aging products, especially with older women.

As skin ages, it can become dry, flaky, and dull due to estrogen depletion, and the loss of collagen and natural oils (source). Women experiencing these unwelcome side effects of aging want simple, effective solutions.

Aging doesn't mean we need more skincare products, it means we need better ones. Kari Gran products contain no added water, only 100%f naturally nourishing ingredients that result in softer, fresher skin.


Why go waterless?
70% Water
30% Other Ingredients
100% Pure, Plant-Derived Ingredients
Average Water-Based Lotions & Creams
Kari Gran Oil-Based Products

THE SOLUTION

A clean skincare line made by women, for women

Kari Gran skincare is simple and solution-based. We don't believe in negative marketing about aging or fear tactics to get women to buy. We want every woman to feel her best and have carefully crafted each of our products to restore and rejuvenate the skin.

We don't use added water, fillers, or synthetic fragrances, so customers receive our products in their most potent state possible to maximize efficacy. We believe this commitment to quality has created our wildly loyal customers. **Repeat purchases accounted for 68% of revenue in 2021**.

We ship free every day of the week using eco-conscious packaging, and have a no-questions-asked return policy. We even have a subscription option to ensure customers never run out.


Only the essentials.
We're about minimal effort for maximum results. All you need are a few essential products to properly hydrate skin.
1 Cleanse
ESSENTIAL CLEANSING OIL
2 Hydrate
ESSENTIAL SERUM & HYDRATING TONIC
3 Protect
ESSENTIAL SPF 30

- **Natural Ingredients.** We use the highest quality organic, naturally derived, and non-GMO ingredients. Even our product scents come directly from the source – no added synthetic fragrances.
- **Oil-Based Skincare.** Other moisturizers can be 70% water or more. Instead, we pack each product with 100% pure product that nourishes, moisturizes, and strengthens skin.
- **Fast and easy shipping.** All orders are eco-consciously packed and shipped seven days a week. Always free shipping.
- **Easy returns.** We have a "no questions asked" return policy which further endears us to our customers, yet our return rate is well below industry averages.


7000+ 5-star reviews
"I have been using Kari Gran for a number of years and the Essential Serum is the best product ever for my super dry, mature skin..."
"All products are of high-quality and the staff also offers excellent client services suited to the client's needs!"
"Absolutely love all the lip whip products."
"I have been using Kari Gran skincare for almost 3 years now. At almost 63 years old these products have been a game changer. I wish I knew about good skin care earlier in life, but with Kari Gran quality it's never too late to improve your skin."

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success

(source, source)

THE MARKET

Focused on an underserved audience in a fast-growing market

Kari Gran is uniquely positioned as an independent clean beauty brand focused on a largely ignored audience.

Clean beauty has gone from a buzzword to a complete shift within the beauty and skincare industries. What was once a trend is now an expectation that heavily influences a consumer's purchasing decision. In fact, clean beauty is one of the fastest-growing segments in the beauty industry, worth over $5-billion, and is expected to grow to over $11-billion in the next 5 years (source).


Poised to dominate the beauty & skincare space for women over 40.
As we age, we don't need more skincare products, we need *better* ones...like Kari Gran Skincare.

Just like clean beauty, independent and niche brands are having a moment. Reports have proven that small business is the new big business, following sales trends that show consumers want to know who they're buying from.

By 2025, 1.1 billion women worldwide will either be experiencing perimenopause, menopause, or be post-menopausal. This is a huge audience that often goes unrepresented. Menopause creates specific skincare needs that can't always be addressed by mixing and matching current products. By focusing on these women, we're able to tailor our messaging and product line specifically for them.


Specifically focusing on women over 40

WHY INVEST

Broad appeal, competitive differentiation, and a strong, loyal consumer base

Kari Gran is a fully functioning in-market business, with growing sales-to-date of over $8.5-million. Our current product line consists of seven categories; skincare, lip, SPF, makeup, soap, accessories, and gifts.

Led by experienced women, we've grown our Amazon presence, distributed across the United States and Canada, and created what we believe is an amazing e-commerce experience at karigran.com. We've also obtained shelf space in leading clean beauty retailers such as Credo and Detox Market, and sell our products online through Saks, Macy’s, and The Grove Collaborative. We recently received regulatory approval to launch the Kari Gran line in the UK and the European Union.

Kari Gran Skincare is a pioneer in the rapidly-growing clean beauty business, headed by passionate female founders disrupting the category with differentiated products targeting an underserved market; women 40+ experiencing dry skin due to menopause. Kari Gran’s broad appeal and competitive differentiation have generated a strong consumer base with fiercely–loyal customers. An investment in Kari Gran Inc. is an opportunity to ride the wave of one of the fastest-growing segments of the $483-billion global beauty business.


Featured in...
COSMOPOLITAN
marie claire
GLAMOUR
InStyle
allure
POPSUGAR.
ELLE
REFINERY29



January 2011

Our Company Launches!

Kari Gran is legally formed and begins formulating products and packaging in a tiny studio in Seattle.

July 2012

Website launch

Karigran.com launches with 4 Lip Whips and our core line of 3 skincare products (all in recyclable Miron glass jars and a commitment for zero wasteful sample packets).

January 2015

Introduced at Credo Beauty

Credo Beauty is founded by the team that brought Sephora to the US and includes Kari Gran as part of the original brand lineup. Today Credo is the largest clean beauty store on the planet.

May 2015

The Green Beauty Barometer

Kari Gran releases a Harris Poll to the press, gaining national recognition as a thought leader in tracking consumer trends in the green beauty space.

March 2015

Sephora launch

Kari Gran introduces in Sephora online and in-store.

May 2016

SPF launch

Introduction of one of the first clean, oil-based, non-nano, zinc oxide, broad-spectrum UVA-UVA Protection that is coral-reef safe. Positioned as a critical part of any skincare routine.

May 2019

The Detox Market

Kari Gran joins The Detox Market with coveted shelf space in both their US and Canada stores.

November 2019

Saks

KG expands distribution to Saks.com

March 2020

Essential Soap

In response to Covid-19, Kari Gran sources and introduces Essential Soap. From sourcing to selling in 15 days.

April 2020

Amazon

Launch Kari Gran store on amazon.com.

June 2020

Plastic Neutral

Kari Gran becomes 100% plastic neutral with our alliance and contribution to PlasticBank.

November 2020

Holiday Gift Package

Launched first-ever limited-edition gifts for the holiday season; Bath Oil, Signature Candles.

April 2021

Macy's

Introduction of Kari Gran to Macys.com

October 2021

European Approval

Kari Gran receives approval to sell Lip Whip and Skincare in the UK and Europe.

April 2022

Launched on StartEngine

Now YOU can own a part of our company!

In the Press

COSMOPOLITAN SHAPE TZR ELLE GH allure

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Meet Our Team



Lisa Strain

Chief Executive Officer and Board Director

Lisa co-founded Kari Gran in January of 2011. Early in her career she worked in two of Seattle's biggest advertising agencies, where she developed brand and promotional campaigns, most notably for the launch of Cellular One service in the Pacific Northwest. She then spent 20 years as a managing broker, becoming one of the top-selling agents of luxury real estate in the Seattle market. She cut her teeth as a salesperson at Nordstrom, where she stole many of the ideas and practices that created the world-class customer-service ethos at Kari Gran Inc.



Kari Gran

President and Board Director

Kari co-founded Kari Gran in January of 2011. Since then she has been the company's key formulator, as well as the primary consumer-facing spokesperson. Kari is recognized within the clean-beauty industry as an early leader, and has spoken to key industry groups, including Sustainable Cosmetics Summit North America and Clean Beauty Con. Kari has been formulating beauty products for over 25 years, having studied formulation at Bastyr College, and with Formula Botanica (a leading European school teaching organic cosmetic science), as well as in consultation with respected formulator, Joan Morais in California. In her prior life, Kari spent 15 years as a successful real estate agent in Seattle. Like Lisa, she began her career learning the art of rabid customer service working in the accounting group at Nordstrom.



Laura Kirkland

eCommerce and Marketing Director

Laura joined Kari Gran over three years ago, bringing extensive marketing and eCommerce experience directly related to the skincare category. Prior to joining the company, Laura worked for five years at Paula's Choice Skincare, serving originally as senior marketing and merchandising director before being promoted to eCommerce director. Paula's Choice was acquired by Unilever in the summer of 2021. Laura began her career in marketing as project manager lead at Sanmar, followed by stints at several Seattle advertising agencies.



Brent Turner

Board Director

Brent has served as Chief Operating Officer at rover.com (NASDAQ:ROVR) since January 2014. Previously, he served as president at Code Fellows from 2013 until 2014. Brent brings an extensive background in eCommerce and digital marketing, having served as EVP, Call Products, at Marchex; GM, Search & Display, at Microsoft; and VP/GM, Vertical Networks, at aQuantive. Brent participated in the 2018 Kari Gran preferred stock offering and has been a close advisor to the company since that time.



Clark Kokich

Treasurer

Clark is a consultant and operating partner at Periscope Equity. He has been on the board of LiveRamp (NYSE:RAMP), a leading company in the field of data connectivity, since 2009 and is currently chairman of the board. Prior to that Clark was an executive at Razorfish, a leading Seattle-based global consultancy in digital marketing and technology, serving as CEO and most recently as chairman. Prior to joining Razorfish, he was CEO of Calla Bay, Inc. and was previously director of sales and marketing for a division of McCaw Cellular Communications. In his early career he spent 12 years in traditional advertising, including the position of executive vice president/managing director for Cole & Weber, a division of Ogilvy & Mather.

Offering Summary

Company :	Kari Gran Inc.
Corporate Address :	1735 Westlake Ave. N. Suite 110, Seattle, WA 98109
Offering Minimum :	$9,999.99
Offering Maximum :	$1,069,999.70
Minimum Investment Amount (per investor) :	$249.48

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	12,987
Maximum Number of Shares Offered	:	1,389,610
Price per Share	:	$0.77
Pre-Money Valuation	:	$10,976,420.84

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the second 7 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the third 7 days and receive an additional 10% bonus shares.

Amount-Based:

($500+) The Better Balm Tier

15% discount on all products for 1 year

($1,000+) The Magic Mini Kit Tier

20% discount on all products for 1 year

Access to the Private Investor Group with quarterly updates on financials, new product trials, and trends conducted by email or video conferencing.

($2,500+) The Essential SPF Tier

25% discount on all products for 1 year

Access to the Private Investor Group with quarterly updates on financials, new product trials, and trends conducted by email or video conferencing.

($5,000+) The Hydrating Duo Tier

30% discount on all products for 1 year

5% Bonus Shares

Access to the Private Investor Group with quarterly updates on financials, new product trials, and trends conducted by email or video conferencing.

($10,000+) The Mighty Big 3 Tier

40% discount on all products for 1 year

10% Bonus Shares

Access to the Private Investor Group with quarterly updates on financials, new product trials, and trends conducted by email or video conferencing.

($20,000+) The Complete KG System Tier

50% discount on product for 1 year

15% Bonus Shares

Access to the Private Investor Group with quarterly updates on financials, new product trials, and trends conducted by email or video conferencing, and a private skincare/makeup consultation for 1 with founder Kari Gran.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Kari Gran will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.77 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $77. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Kari Gran to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

RallyOn Video

LISA (CO-FOUNDER, CEO):

83 million American women are over 40. The beauty industry targets us with the same anti-aging BS they've been pushing for years. As if aging is a bad thing.

KARI (CO-FOUNDER, INVENTOR):

We aren't buying it. We want to nourish, protect, and be confident in our skin. That's why we started Kari Gran.

Kari Gran is a women-owned and operated natural skincare and makeup company for women over 40. Our proprietary formulas are produced in our Seattle facility with absolutely no fillers or added water.

LISA:

Did you know most companies dilute their products by using 70% to 90% water? Don't believe us? Check the ingredient label, water is almost always first.

KARI:

Kari Gran only uses the finest organic, naturally-derived, and non-GMO ingredients. Our oil-based products restore the hydration and glow lost as your skin ages.

LISA:

Our products are sold by the top clean beauty retailers, and major companies, like Macy's, Saks, and Grove, and we have a growing business on Amazon.

KARI:

While it's wonderful to be featured in all the top beauty publications, what matters most to us is that our customers love our products.

We've honed our line, so using the products is as simple as Cleanse, Hydrate, Protect, and Go.

And we have always been committed to sustainability, cruelty-free practices, and giving back to the community.

KARI:

With $5.4 billion dollars in sales in 2020, Clean beauty is the fastest-growing segment of the industry and is expected to more than double in the next 5 years.

LISA:

We are ready to scale and meet the demand of this largely ignored yet growing consumer base who have the money, understand brand loyalty and know the value of investing in themselves.

KARI:

And when you look at it that way, investing in Kari Gran makes as much sense as wearing sunscreen.

KARI:

At Kari Gran, anti-aging is out. Healthy skin is always in.

Join us today.

Kari Gran Video Script

Voice:

This is skincare as simple as it should be. As simple as it should be. Made from only good stuff.

Title Card:

Made with only organic and naturally derived ingredients.

Voice:

Cleanse, hydrate, protect, and go.

This is magic. Health and hydration over youth and perfection.

Title Card:

We don't call it aging. We call it living.

Voice:

We don't call it aging. We call it living.

Title Cards:

#skincaring

Simplifying the skincare journey for every generation.

Kari Gran

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "KARI GRAN, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF FEBRUARY, A.D. 2022, AT 1:49 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7077057 8100
SR# 20220593266

Authentication: 202758580
Date: 02-24-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:49 PM 02/18/2022
FILED 01:49 PM 02/18/2022
SR 20220593266 - File Number 7077057

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF KARI GRAN INC.

FOURTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
KARI GRAN INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Kari Gran Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Kari Gran Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on September 27, 2018, under the name Kari Gran Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Kari Gran Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 20,977,092 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 4,577,092 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

One Million Nine Hundred Twenty-Five Thousand Nine Hundred Twenty-Six (1,925,926) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**" and Two Million Six Hundred Fifty-One Thousand One Hundred Sixty-Six (2,651,166) unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**" (the Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock are referred to herein collectively as the "**Series Seed Preferred Stock**") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Series Seed Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The "**Series Seed Original Issue Price**" shall mean $0.54 per share for the Series Seed-1 Preferred Stock and $0.43 per share for the Series Seed-2

Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one (1) times the applicable Series Seed Original Issue Price, plus any dividends declared but unpaid thereon ("**Series Seed Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series Seed Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series Seed Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least 30 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Series Seed Preferred Stock, and (iii) if the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the Series Seed Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Series Seed Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series Seed Preferred Stock pursuant to this Subsection 2.3.2(b). Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of the Series Seed Director (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. Each director of the Corporation ("**Director**") shall be elected, removed, and replaced as set forth in the Corporation's Bylaws subject to the General Voting provisions set forth in Section 3.1 above.

3.3 Series Seed Preferred Stock Protective Provisions. At any time when at least fifty percent (50%) shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock, or take any other action that alters or changes the rights, preferences or privileges of the Series Seed Preferred Stock;

3.3.3 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series Seed Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

3.3.6 authorize the Company to enter into or amend any transaction between the Company and any of its executive officers, directors or affiliates of the foregoing, other than in the ordinary course of business, except if such transaction has received the prior approval of the Board of Directors, including the Series Seed Director;

4. Optional Conversion.

The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "**Series Seed Conversion Price**" shall initially be equal to $0.54 per share for the Series Seed-1 Preferred Stock and $0.43 per share for the Series Seed-2 Preferred Stock issued upon conversion of convertible loan notes. Such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Series Seed Preferred Stock pursuant to Section 6, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Series Seed Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series Seed Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series Seed Conversion Price.

4.3.3 Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of

Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series Seed Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series Seed Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) **"Series Seed Original Issue Date"** shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(c) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, **"Exempted Securities"**):

(i) shares of capital stock issued upon the closing of an underwritten initial public offering of the Company's Common Stock pursuant to a Registration Statement under the Securities Act of 1933, as amended with aggregate proceeds of at least $50 million;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of the Series Seed Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of the Series Seed Director;

(vi) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of the Series Seed Director; or

(vii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of the Series Seed Director.

4.4.2 No Adjustment of Series Seed Conversion Price. No adjustment in the Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series Seed Conversion Price to an amount which exceeds the lower of (i) the Series Seed Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series Seed Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series Seed Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, the Series Seed Conversion Price shall be readjusted to such Series Seed Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series Seed Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series Seed Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series Seed Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series Seed Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Series Seed Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date effect a subdivision of the outstanding Common Stock, the Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed Original Issue Date combine the outstanding shares of Common Stock, the Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Seed Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $2.83 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b)pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption.

7. Waiver. Any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding, including the Series Seed Director, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Fourth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 17th day of February, 2022.

Lisa M Strain
By: Lisa M Strain (Feb 17, 2022 15:07 PST)
Lisa Strain, CEO